March 1, 2005


Mail Stop 0510


By U.S. mail and facsimile to (518) 786-8216

Mr. Glenn H. Epstein
Chairman and Chief Executive Officer
Intermagnetics General Corporation
450 Old Niskayuna Road
Latham, NY  12110

	RE:	Form 10-K for the fiscal year ended May 30, 2004
			File No. 1-11344


Dear Mr. Epstein:

		We have reviewed your response letter dated November 19, 2004 to our letter dated November 5, 2004 and have the following comment.


Note A - Significant Accounting Policies - Revenue Recognition

1. We note your response to prior comment number one. We do not understand why you will "...no longer make any distinction between revenues accounted for in accordance with SOP 81-1." Please provide us with your revised revenue recognition policy that you will disclose in future filings. Ensure your discussion of product sales clarifies that title and risk of loss transfer at shipment.




*    *    *    *


		Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Mr. Glenn H. Epstein
Intermagnetics General Corporation
March 1, 2005
Page 2 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE